Suite 602, China Life Tower
No. 16, Chaowai Street
Chaoyang District
Beijing, China
Zip: 100020
Fax: 86-10-85253883
August 28, 2006

VIA EDGAR AND COURIER

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:
China Biopharmaceuticals Holdings, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2005 (Filed April 17, 2006)
Form 10-QSB for the Period Ended March 31, 2006 (Filed May 18, 2006)
File No. 000-09987

Dear Mr. Rosenberg:

On behalf of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 7, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”) and Form 10-QSB for the Period Ended March 31, 2006 (File No. 000-09987) (the “Form 10-QSB”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment

Form 10-KSB for the year ended December 31. 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 23

(2) Accounts Receivable, page 24

1.
Please revise your discussion here to include a more detailed description of how you determine the amount to be included in your allowance for uncollectible accounts. Include a rollforward of this allowance, an aging of your accounts receivable, and a discussion of your days sales outstanding. Where significant adjustments have been made to this allowance related to prior periods, disclose the amounts of any such adjustments or state that no such adjustments have been made.

Response:

We have revised our discussion on accounting policy relating to accounts receivables as the following:

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management judgment and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The reserve for bad debts increased to $525,391 at December 31, 2005 from $263,107 at December 31, 2004. This increase represents 0.85% of total revenues and is due to the increasing level of sales revenue and its corresponding exposure. At December 31, 2005, accounts receivable, net of allowance for doubtful accounts, amounted to $4,929,659. The days sales outstanding were 64 days for 2005, compared to 152 days for 2004, we attribute the acceleration in collection of accounts receivable to our strengthened control over our sales and accounts.

The following list the aging of our accounts receivable as of December 31, 2005

	3 months		6 months		9 months		Over 9 months		Over 1 year
Total	Amount%		Amount%		Amount%		Amount%		Amount%
$5,455,050	3,570,531	65.45%	1,141,185	20.88%	109,075	2.04%	326,813	5.99%	307,447	5.64%

We prepare the above consolidated aging based on the aging for each subsidiary in above format . As each subsidiary of the Company conducts business with different customers with different size and creditworthiness, and each subsidiary has different impact on and different relationship with their customers, we determine the allowance on an individual basis. Basically, we assign various rates to each of the aging group of AR and add up the products for respective aging group to the total allowance for doubtful accounts. Different subsidiaries have different rates for even the same aging category. In addition to that, we also consider the changes in specific financial condition of their customers if situation or events indicate that some accounts may pose unusual risk compared to others, additional allowance may be provided for those accounts.

Results of Operations - Year Ended December 31. 2005 Compared to Year Ended December 31. 2004, page 24

2.
Please explain to us why you feel that the inclusion of pro forma information such as what you provided is appropriate. While we recognize that the impact of this acquisition in the current periods is substantial, your current presentation of the impact of that acquisition does not appear appropriate.

Response:

The pro forma included in the results of operation section in Management’s Discussion and Analysis was intended to provide comparative information to illustrate the effect of the business combination in 2004 and 2005.

We have revised our discussion on result of operations in Management Discussion and Analysis section as the followings:

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

We acquired Hengyi on September 30, 2004 and the operating result for the three months ended December 31, 2004 was included in our 10KSB filed on April 15, 2005.

We acquired Erye in June 2005. The current financial statements of the Company only reflects Erye's profit from June 11, 2005 to December 31, 2005. During the reporting period, our general and administrative costs increased significantly, largely due to transaction costs related to, acquisition of Hengyi and Erye . Auditing expenses, legal expenses and other professional expenses consist of major parts of the general and administration expenses. Some of the costs are one time costs related to acquisitions. However, as we are considering additional acquisitions, transaction costs may occur over different periods in the future.

STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Audited
	2005	2004 10KSB
REVENUES	$30,948,568	3,443,545

COST OF GOOD SOLD	24,,758,857	2,432,172

GROSS PROFIT	6,190,081	1,011,373

OPERATING EXPENSES
Research and development expenses	1,470,055	—
Selling, general and administrative expenses	1,987,352	545,190
Total Operating Expenses	3,457,407	545,190

INCOME FROM OPERATIONS	2,732,674	466,183

OTHER INCOME (EXPENSE)
Interest income ( expenses)	(488,904)	(20,328)
Other income (expenses)	(24,129)	119,573
Total Other Income (expenses)	(513,033)	99,245

INCOME BEFORE INCOME TAXES	2,219,641	565,428

PROVISION FOR INCOME TAXES	533,414	109,134

INCOME BEFORE MINORITY INTEREST	1,686,227	456,294

MINORITY INTEREST	725,542	105,654

NET INCOME	960,685	350,640

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	159,428)	(3,361)

COMPREHENSIVE INCOME (LOSS)	$1,120,113	347,279

Net income per share - basic and diluted	$0.04	0.01

Weighted average number of shares outstanding - basic	26,483,640	24,358,757

Weighted average number of shares outstanding - diluted	27,096,558	24,358,757

REVENUE.

Revenue for the twelve months ended on December 31, 2005 was $30,948,568, while the revenue for the twelve months ended December 31, 2004 was $3,443,545, representing approximately 798% increase. We acquired Erye on June 11, 2005. The revenue of Erye for the twelve months ended on December 31, 2005 was $22,218,113. Revenue of Keyuan, Hengyi, and Sintofarm for the twelve months ended on December 31, 2005 was $1,352,918, $5,099,583, and 2,207,954, respectively. During the reporting period revenue generated by Erye had significantly increased the Company’s total revenues.

COST OF GOODS SOLD

Cost of goods sold for the twelve months ended on December 31, 2005 was $24,758,487 as compared to $2,432,172 for the twelve months ended December 31, 2004. Cost of goods sold as a percentage of sales revenues was approximately 80% for the twelve months ended December 31, 2005, as compared to approximately 70.5% for the twelve months ended December 31, 2004. In 2005, the Company acquired Erye and as a result cost of goods sold as a percentage of sales was increased approximately 10û compared to 2004

GROSS PROFIT.

Gross profit in the twelve months ended on December 31, 2005 amounted at $6,190,081, as compared to $1,011,373 for the twelve months ended December 31, 2004, representing 512% increase. The gross profit margin for the twelve months ended December 31, 2005 was 20% as compared to approximately 29.4% for the twelve months ended December 31, 2004. Erye’s gross profit margin was 16.61 % for the twelve months ended December 31, 2005. In 2005, the Company’s gross profit increased significantly due to the acquisition of Erye. The decrease in Gross profit margin is mainly due to both Hengyi and Erye's low gross profit margin.

OPERATING EXPENSES

Operating expenses for the twelve months ended December 31, 2005 was $1,987,352 as compared to $545,190 for the twelve months ended December 31, 2004, representing 265% increase. Erye’s operating expenses for the twelve months ended December 31, 2005 was $1,509,677 as compared to $1,705,698 for the twelve months ended 2004. Operating expenses increased significantly in 2005 due to the acquisition of Erye. Auditing expense, legal expenses, and other professional expenses are the main reason for the significant increase in operating expenses due to the acquisition activities. Some of these expenses are one time transactional expenses.

R&D.

R&D cost for the twelve months ended December 31, 2005 was $1,470,055 as compared to $0 for the twelve months ended December 31, 2004. R&D cost as a percentage of revenues was approximately 4.75% for the twelve months ended December 31, 2005, as compared to 0 for the twelve months ended December 31, 2004. In 2005, the Company’s subsidiaries, including Erye, conducted a number of R&D projects thus substantially increased related expenditure.

NET INCOME

Net Income for the twelve months ended December 31, 2005 was $960,685 as compared to net income of $350,640 for the twelve months ended December 31, 2004, representing 174% increase. Erye’s net Income for the twelve months ended December 31, 2005 was $1,019,493, as compared to net income of $951,310 for the twelve months ended December 31, 2004. The increase of the net income of the Company is mainly due to the significant increase of revenues from the acquisition of Erye.

Liquidity and Capital Resources, page 28

3.
Please expand your discussion to address the factors that caused your cash flows from operations, investing activities, and financing activities to change for the periods presented.

Response:

We have revised our discussion on liquidity and capital resources section of Management’s Discussion and Analysis in Form 10-KSB ended as of December 31, 2005 as the following:

LIQUIDITY AND CAPITAL RESOURCES

For the twelve months ended December 31, 2005, net cash used in operating activities was $1,666,383 compared to an inflow of $61,026 in 2004. Among the factors driving the significant cash outflow from operating activities, we consider the increase in inventory, which amounted to $3,582,215, was the most important cause. We further identify that a series of medical product inspection standards promulgated by related authorities prolonged the procedures of manufacturing, inspecting and storage of inventory thus used more working capital than before.

Net cash used in investing activities was $1,236,737, compared to $1,334,196 in 2004. These outflows are mainly used in purchase of fixed assets and in business acquisitions.

Net cash provided by financing activities was $3,427,506, compared to $1,655,289 in 2004. The increase was driven by a series of financing activities both in China and in USA.

Cash and cash equivalents as of December 31, 2005 was $1,026,606. This is a unique period for merger and acquisition in China. Currently we do not have sufficient cash for such acquisitions. To achieve our goal of continued acquisitions in the industry, we need to raise additional funding in the near future to fund such future acquisitions. In January of 2005, we raised gross proceeds of $500,000 through the sales of promissory note to accredited investors. In June of 2005, pursuant to an exemption under the Securities Act, we have conducted a private placement of approximately $1,090,000 with 28 accredited investors, through issuance of Series A Convertible Preferred Stock. In October of 2005, we conducted a private placement of additional Series A Convertible Preferred Stock worth $62,500. In February 2006, we conducted a private placement of our common stock with gross proceeds of $1,000,000. In March 2006, we sold additional shares of our common stock with gross proceeds of approximately $6,900,000. Pursuant to various agreements entered by us in connection with the private placement mentioned above, we are required to file with the SEC a registration statement, which registers all the shares of common stock issued under these placements, including the shares to which the Series A Preferred Convertible Stock may be converted and the shares underlying the warrants issued or issuable pursuant to these placements. In addition, pursuant to the agreements, we are required to pay a penalty of 5% per month if the registration statement has not become effective before required date. We have filed a registration statement on form SB-2 covering the shares issued and issuable on March 24, 2006.

Going forward, our primary requirements for cash consist of: (1) acquisition of additional pharmaceutical manufacturing companies with GMP standard facilities in order to commercialize new drugs in our extensive new drug pipeline and further extend of product pipeline and expand the our sales network (2) Continued R&D for more selected new drug projects (3) build up sales network for new drug distribution. We anticipate that our internal source of liquid assets may enable us to continue our operation activities other than acquisition activities for next twelve months. However, we anticipate that our current operating activities may not enable us to meet the anticipated cash requirements for future acquisition activities. External source of capital may be needed for our expansion. We are exploring bank loans and private equity financing to finance such expenditures and intend to raise equity through the capital market to allow us to accomplish our future acquisition goals.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Finn, page F -1

4.
We note the audit report of Moore Stephens Wurth Frazer and Torbet, LLP references the report of another auditor for the financial statements as of December 31, 2004. Please file a copy of this audit report as required by Rule 205 of Regulation S- X along with the consent from that auditor if necessary.

Response:

We have filed a copy of the 2004  audit report together with the amendment to Form 10-KSB for the year ended December 31, 2005.

Statements of Shareholders' Equity, page F -4

5.
Please explain to us why you have apparently included both preferred shares and common shares in the same column titles "Number of Shares." Separate presentation appears appropriate given the distinct features of these two types of securities.

Response:

We have revised the Statements of Shareholders’ Equity For the Years Ended December 31, 2005 and 2004 in 10-KSB Ended December 31, 2005 as follows:

CHINA BIOPHARMACEUTICALS HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

										Accumulated
	Number of	Number of						Unappropriated		Other
	Common	Preferred	Common	Preferred	Paid-in	Capital	Deferred	Retained	Statutory	Comprehensive
	Shares	Shares	Stock	Stock	Capital	Receivable	Compensation	Earnings	Reserves	Income (Loss)	Totals
BALANCE, December 31, 2003, Audited	23,158,757		$231,588	$-	$183,601	$-	$-	150,493	$-	$22	$565,704
Shares issued for Hengyi acquisition	1,200,000		12,000	-	1,180,000	-	-				1,192,000
Net income								408,029			408,029
Statutory reserves								(60,750)	60,750		-
Foreign currency translation adjustments										(3,361)	(3,361)
BALANCE, December 31, 2004, Audited	24,358,757	-	243,588	-	1,363,601	-	-	497,772	60,750	(3,339)	2,162,372
Shares issued for Erye acquisition	3,300,000		33,000		1,617,000	-	-				1,650,000
Adjustment for shares issued for Hengyi acquisition					(667,974)	-	-				(667,974)
Common shares issued for lab use right	300,000		3,000		27,000						30,000
Common shares issued for services	657,959		6,579		233,136	-	-				239,715
Capital receivable						(252,471)					(252,471)
Deferred compensation							(24,000)				(24,000)
Preferred shares issued		1,152,500		11,525	999,444	-	-				1,010,969
Net income								960,685			960,685
Statutory reserves								(383,873)	383,873		-
Foreign currency translation adjustments										159,428	159,428
BALANCE, December 31, 2005, Audited	28,616,716	1,152,500	$286,167	$11,525	$3,572,207	$(252,471)	$(24,000)	$1,074,584	$444,623	$156,089	$5,268,724

Statements of Cash Flows, page F -5

6.
Please explain to us how you determined that the change in restricted cash disclosed here and discussed in note 7 represents an operating activity. Please note that as a general rule, changes in restricted cash is viewed as an investing activity.

Response:

We classify our deposit put in accepting banks for issued notes which will be paid off by the accepting banks when the notes payable mature as restricted cash. As the precondition for those banks to accept the notes, the deposit can not be drawn or transferred by the depositor until the notes mature. In light of the usefulness and nature of the restricted cash, we believe is appropriate to consider the restricted cash as portion of working capital and the increase or decrease of the deposit are actually associated with operating activities, thus the net change of the restricted cash may be included in the section of cash flow from operating activity. Although it is a general rule to represent change of restricted cash as investing activities, we believe under this situation our classification may better represent the nature of the Company’s restricted cash.

Notes to Consolidated Financial Statements, page F-6

Note 2 - Significant Accounting Policies, page F - 7

Patent and Development Costs, page F -9

7.
Please explain to us how your policy of not amortizing these costs complies with GAAP. Include any reference to the specific authoritative literature that supports this treatment.

Response:

As mentioned in our footnotes to consolidated financial statements, no amortization is provided for patented pharmaceutical formulas held for sale, which are classified as the Company’s inventories. Based on the selling history, these patents are usually sold within two months. The company and its subsidiaries did amortize those patented drug formulas used for the Company’s own production.

The patent and development costs represent patented pharmaceutical formulas, on which we have obtained official registration certificate. For patented formulas held for sale, the Company capitalizes the costs as inventories and records cost of goods sold when these formulas are sold. The patent and development costs will be classified as intangible assets and are subject to amortization over its estimated useful life period only if these patents are for the Company’s production use. Such costs comprise purchase costs of patented pharmaceutical formulas and other related expenditure of the pharmaceutical formulas. Patent and development costs are accounted for on an individual basis. The carrying value of patents classified as intangible assets is reviewed for impairment annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs, page F -9

8.
Please explain to us how your policy to capitalize research costs for pharmaceutical formulas held for sale complies with SFAS 2. Provide any references to the specific paragraphs within the applicable authoritative literature upon which you relied in determining the appropriateness of this accounting policy.

Response:

Under the guidance of paragraphs 8 to 11 of SFAS 2, the Company expenses the costs associated with the research and development activities when incurred and capitalizes intangible assets purchased from others if it has alternative future uses in other research and development projects or in its operation.

When we were aware of this comment, we examined our historical accounting treatment and we are sure that none of the intangible assets of the Company and its subsidiaries was recorded based on R&D costs.

For clarification purpose, we have revised our notes to consolidated financial statements as the following:

Research and Development Costs

Research and development costs of pharmaceutical formulas for contracted projects are expensed when incurred.

Under the guidance of paragraphs 8 to 11 of SFAS 2, the Company expenses the costs associated with the research and development activities when incurred and capitalizes intangible assets purchased from others if it has alternative future uses in other research and development projects or in its operation. None of the intangible assets of the Company and its subsidiaries was recorded based on R&D costs.

Revenue and Revenue Recognition, page F-9

9.
Please clarify for us in disclosure type format what these "fixed-price refundable new drug contracts" represent including the services that you perform. Clarify how the progress payments relate to the milestones achieved.

Response:

Fixed-Price Refundable new drug contracts

We also call the fixed-Price Refundable new drug contracts milestone contracts. First, they provide a fixed total price for the service performed by the company’s R&D subsidiary. Second, they set forth a number of milestones, usually ranging from 2 to 4, which establish the phase goal of the R&D service provided by the Company and the corresponding payment by the customers, which is also called milestone payment. Milestone payments become payable and are recognized as revenue when milestone goals, as defined in the contract, are achieved.

10.
Please revise your current discussion to disclose your revenues by product or major product lines. In particular provide the detail between product sales and services. Refer to paragraph 37 of SFAS 131.

Response:

We have revised our discussion on Revenue and Revenue Recognition as the following:

The Company has three categories of revenue resources, revenue from sales of new drugs formulas, revenue from R&D service rendered by the Company and revenue from sales of medical product.

The Company recognizes revenue from product and drug formula sales when title has been transferred, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and the collection of the related receivable is probable which is generally at the time of shipment. Allowances are established for estimated rebates, wholesaler charge backs, prompt pay sales discounts, product returns, and bad debts.

For revenue from R&D service, revenue is recognized based on fixed-price refundable new drug contract. The fixed-price refundable new drug contract is also called as milestone contract, which establishes the phase goals of the R&D service provided by the Company and the corresponding milestone payments by the customers. Milestone payments become payable and are recognized as revenue when milestone goals, as defined in the contract, are achieved. Revenue is recognized when milestone goals are achieved at the amount of the corresponding milestone payment.

For the year ended December 31, 2005, revenue from sales of product, revenue from sales of new drug formulas, and revenue from service rendered for 2005 was $29,669,378, $475,358, and $803,832 respectively.

Note 8 - Related Party Transactions, page F-16

Long Term Debt - Related Parties, page F-17

11.
Please clarify for us in disclosure type format what resulted in this debt. It appears that you transferred/sold assets to a related company and agreed to pay that related party the difference between the assets transferred/sold carrying value.

Please include to us a discussion of the accounting literature upon which you relied in the determination of this accounting treatment.

Response:

The following table lists the assets transferred to and debt assumed by Erye Jingmao from Erye, one of the Company’s subsidiaries:

Assets Transferred	Amount

Equipment	$333,570
Buildings	75,946
Land	482,747
Equity interest in investee	918,695
Total Assets Transferred	1,810,958

Debt Transferred
Suzhou Pharmaceutical Group	126,155
Bank of Communication interest	457,816
Retirement reserved	1,058,960
Suzhou Pharmaceutical Group loan	521,759
Suzhou Pharmaceutical Group loan	31,000
Suzhou Pharmaceutical Group loan	31,000
Total Liabilities Transferred	2,226,690

Difference to be paid to Erye Trading Company	$415,732

The transaction was contemplated and performed by Erye (the transferor) and Erye Jingmao (the transferee) in March 2005 before the acquisition of Erye by the Company in order to transfer the assets, which were idle and deemed to be of little usefulness for Erye’s operation, and the debt, which arose in connection with non-operation activities associated with Government’s order when Erye was still a state-owned enterprise before Erye changed its identity into a private business in 2003, for the purpose of facilitating the acquisition of Erye by the Company. Erye Jingmao’s shareholders, who were also the sole group of shareholders, had the intention of purchasing the assets and assuming the long-term liabilities of Erye as listed to make Erye a more attractive acquisition target. Indeed the assets and debt listed above were not relevant with Erye’s normal operation in our view and it also met our requirement to transfer out the items listed above. Since by the time of the transfer, Erye and Erye Jingmao are under common ownership and management control, by referring to paragraph 11 of SFAS 141, we believed that it was appropriate to record the assets and debt transferred out at book value. We also confirmed with the parties relating to the debt list above to assure that we shall not be subject to recourse in case Erye Jingmao defaults.

Note 9 - Payables, page F-18

Convertible notes payable, page F -18

12.
Please tell us the number of warrants issued in connection with these notes as well as how you accounted for the fair value of the warrants issued.

Response:

We issued 500,000 warrants in connection with these notes. We accounted for the value of warrants with the Black-Scholes model method, which requires the use of certain subjective assumptions. The most significant assumptions are our estimates of the expected volatility and the price of the equity. To arrive at the expected volatility, we considered one of comparable company and the price fluctuation of our common stock in transactions within early half year. To determine the price of our common stock, we considered the price of our common stock issued within early three months. The outcome of the computation was zero, mainly because the excise price was much higher than the price of the common stock.

Note 10 - Minority Interest, page F-19

13.
Please explain to us why the "Minority Interest in Subsidiaries" related to Erye does not appear to reflect the company's ownership percentage. Further explain to us what the apparent payment of $1 million under the caption "Increase in minority interest" included in the financing section of your Statement of Cash Flows represents.

Response:

We have developed the table in Note 10 to arrive at minority interest of the minority shareholders of subsidiaries. According to our business combination contract with Erye’s original shareholders, we should totally invest in Erye $2,200,000 for cash, which was fully paid at beginning of 2006. Considering that the capital would be contributed in installments by the Company, both the Company and the original shareholders of Erye agreed on the following method to determine the amount of respective party’s equity: Erye’s shareholders were granted the right to original equity before combination, plus their proportionate net income from Erye. Our residual interest in Erye will not be commensurate with our ownership interest percentage in Erye until we fully contribute the capital. Erye’s net assets as of December 31, 2005 were 3,449,936, as shown in the table. Erye’s minority shareholders first take the net assets before the combination, which was 2,235,775, plus the proportionate net income after combination, which was $414,070, and then arrive at $2,649,845.

As to the $1,050,845 outflow under the caption of Increase in minority interest in the financing section of our cash flow statements, it represents the payment made by Erye to the original shareholders of Erye, which became minority shareholders of Erye after we acquired 51% ownership interest of Erye. In the course of negotiation with Erye’s original shareholders on the acquisition of Erye, we found out that they had a balance of dividend payable, which was accumulated from prior years. Considering the cash flows and financial condition of Erye at that time, we accepted that Erye would pay them dividend at the amount of the dividend payable.

Note 15 - Business Combinations, page F-22

14.
Please provide to us in disclosure type format the amount assigned to each major asset and liability caption for both the Hengyi and Erye acquisitions as required by paragraph 51.e. of SF AS 141. Also tell us why you do not include pro forma financial information in accordance with paragraph 54 of SFAS 141. Finally, you state that the company acquired approximately 76% ownership of Hengyi. Please explain to us why the assets acquired by the company appear to represent 85% of the fair value.

Response:

Business Combination

Acquisition of Hengyi

On September 29, 2004, the Company entered into a purchase agreement which was amended on December 31, 2004 to acquire approximately 76% ownership interest of Hengyi, a Chinese company established in Kunshan City, Jiangsu Province, China.

Assets acquired and debts assumed of the transaction are listed as below:

	Fair Value	Acquired by the Company
Current Assets	$3,952,437	$2,994,390
Property, Plant, and Equipment	1,142,533	865,590
Intangible Assets	1,474,053	1,116,751
Oter Assets	783,349	593,470
Total Assets	7,352,372	5,570,201

Current Liabilities	3,754,444	2,844,389
Other Debts	783,766	593,786
Total Liabilities	4,538,210	3,438,175

Net Assets	$2,814,162	$2,132,026

The Board of Directors and management have evaluated Hengyi’s assets acquired in this transaction; and total consideration originally paid by the Company to acquire approximately 76% ownership interest of Hengyi. The Company originally valued this acquisition at $1,600,000 in cash and 1,200,000 shares of common stock valued at $1.00 per share and recorded goodwill of $305,774 at December 31, 2004. However, the Company has reevaluated the common stock value based upon the stock trading history in the past year and determined that the common stock should be valued at less than $1.00 per share for the purpose of determining the total purchase price of the acquisition. On April 2, 2006, the board of directors decided to amend the purchase agreement terms to be $1,600,000 in cash to be paid in installments, and 1,200,000 shares of common stock valued at $0.44 per share, which was a total amount of $2,128,000 effective as December 31, 2005. This amendment resulted in an elimination of the previously recognized goodwill and equity. As of December 31, 2005, the Company has contributed $620,000 into additional registered capital. The remaining balance is to be paid in the latter three months of this year.

In determining the cost of the acquired entity, we considered all aspect of the acquisition and weighted the consideration we paid and the assets we received. Since we got an independent appraisal report on Hengyi’s assets and liabilities and our stock was very thinly traded at that time, according to paragraph 23 of SFAS 141, we believed that the net fair value of assets acquired and debt assumed was more determinable and evident. The value we assigned to the shares of our common stock issued for this transaction was recognized as a residual value equal to the resulting amount of total net assets we received deducting the cash $1,600,000 we paid and would paid in installment.

We noticed that assets we acquired are not commensurate with the total assets of Hengyi. The difference was due to a typing error on the amount of other assets, which should be $783,349 instead of $83,349.

Acquisition of Erye

On June 11, 2005, the Company entered into a purchase agreement, which was amended on August 3, 2005 under which, the Company acquired a controlling ownership interest of approximately 51% in Erye, a company established in Suzhou City, Jiangsu Province, China.

Assets acquired and debts assumed of the transaction are listed as below:

	Fair Value	Acquired by the Company
Current Assets	$8,601,786	$4,386,911
Property, Plant, and Equipment	4,305,631	2,195,872
Intangible Assets	7,755,221	3,955,162
Oter Assets	1,178,000	600,780
Total Assets	21,840,638	11,138,725

Current Liabilities	11,465,031	5,847,166
Other Debts	1,257,959	641,559
Total Liabilities	12,722,990	6,488,725

Net Assets	$9,117,648	$4,650,000

The original purchase price amounted to $800,000 in cash, 3,300,000 shares of common stock valued at $1.00 per share and $2,200,000 of additional cash to be contributed in installments. The original purchase price generated goodwill of approximately $4,893,113 that was reported on our September 30, 2005 financial statements and form 10QSB. The Board of Directors and management reevaluated the common stock value based upon the stock trading history in the past year and determined that the common stock should be valued at less than $1.00 per share for the purpose of determining the total purchase price of the acquisition. On April 12, 2006, the board of directors decided to amend the purchase price for the 51% of ownership interest in Erye to be $3,000,000 cash to be paid in installments, and 3,300,000 shares of common stock valued at $0.50 per share, which amounted to a total amount of $4,650,000, effective as of December 31, 2005. The amendment resulted in an elimination of the previously recognized goodwill and equity. In determination of cost of the acquired entity, we considered all aspect of the acquisition and weighted the consideration we paid and the assets we received. Since we got an independent appraisal report on Erye’s assets and liabilities and our stock was very thinly traded at that time, according to paragraph 23 of SFAS 141, we believed that the net fair value of assets acquired and debt assumed was more determinable and evident. The value we assigned to our shares of common stock issued for this transaction was recognized as a residual value equal to the outcome of total net assets we received deducting the cash $2,200,000 we paid and would paid in installments.

We did not include pro-forma in this note because we believed it was sufficient to include pro forma in the section of Management Discussion and Analysis. The pro forma for the business combination are as follows:

The following unaudited pro forma combined condensed statements of income for the period ended December 31, 2005 and 2004 have been prepared as if the acquisitions had occurred on January 1, 2005 and 2004. The pro forma information may not be indicative of the results that actually would have occurred if the merger had been in effect from and on the dates indicated or which may be obtained in the future.

	Pro Forma Statements of Income
	For the Years Ended December 31,
	2005	2004
	Unaudited	Unaudited

REVENUES	$30,948,568	$25,675,171

GROSS PROFIT	6,190,081	4,847,531

INCOME FROM OPERATIONS	2,732,674	2,155,601

NET INCOME	$984,813	$945,697

NET INCOME PER SHARE
BASIC	$0.04	$0.04
DILUTED	$0.04	$0.04

Weighted-average shares: BASIC	28,021,380	27,658,757
Weighted-average shares: DILUTED	28,634,298	27,658,757

Based on the above facts, we have revised our notes to financial statements as the following:

Note 15-  BUSINESS COMBINATIONS

Hengyi acquisition

On September 29, 2004, the Company entered into a purchase agreement which was amended on December 31, 2004 to acquire approximately 76% ownership interest of Hengyi, a Chinese company established in Kunshan City, Jiangsu Province, China.

Assets acquired and debts assumed of the transaction are listed as below:

	Fair Value	Acquired by the Company
Current Assets	$3,952,437	$2,994,390
Property, Plant, and Equipment	1,142,533	865,590
Intangible Assets	1,474,053	1,116,751
Oter Assets	783,349	593,470
Total Assets	7,352,372	5,570,201

Current Liabilities	3,754,444	2,844,389
Other Debts	783,766	593,786
Total Liabilities	4,538,210	3,438,175

Net Assets	$2,814,162	$2,132,026

The Board of Directors and management have evaluated Hengyi’s assets acquired in this transaction; and total consideration originally paid by the Company to acquire approximately 76% ownership interest of Hengyi. The Company originally valued this acquisition at $1,600,000 in cash and 1,200,000 shares of common stock valued at $1.00 per share and recorded goodwill of $305,774 at December 31, 2004. However, the Company has reevaluated the common stock value based upon the stock trading history in the past year and determined that the common stock should be valued at less than $1.00 per share for the purpose of determining the total purchase price of the acquisition. On April 2, 2006, the board of directors decided to amend the purchase agreement terms to be $1,600,000 in cash to be paid in installments, and 1,200,000 shares of common stock valued at $0.44 per share, which was a total amount of $2,128,000 effective as December 31, 2005. This amendment resulted in an elimination of the previously recognized goodwill and equity. As of December 31, 2005, the Company has contributed $620,000 into additional registered capital. The remaining balance is to be paid in the latter three months of this year.

Erye acquisition

On June 11, 2005, the Company entered into a purchase agreement, which was amended on August 3, 2005 under which, the Company acquired a controlling ownership interest of approximately 51% in Erye, a company established in Suzhou City, Jiangsu Province, China.

Assets acquired and debts assumed of the transaction are listed as below:

	Fair Value	Acquired by the Company
Current Assets	$8,601,786	$4,386,911
Property, Plant, and Equipment	4,305,631	2,195,872
Intangible Assets	7,755,221	3,955,162
Oter Assets	1,178,000	600,780
Total Assets	21,840,638	11,138,725

Current Liabilities	11,465,031	5,847,166
Other Debts	1,257,959	641,559
Total Liabilities	12,722,990	6,488,725

Net Assets	$9,117,648	$4,650,000

The original purchase price amounted to $800,000 in cash, 3,300,000 shares of common stock valued at $1.00 per share and $2,200,000 of additional cash to be contributed in installments. The original purchase price generated goodwill of approximately $4,893,113 that was reported on our September 30, 2005 financial statements and form 10QSB. The Board of Directors and management reevaluated the common stock value based upon the stock trading history in the past year and determined that the common stock should be valued at less than $1.00 per share for the purpose of determining the total purchase price of the acquisition. On April 12, 2006, the board of directors decided to amend the purchase price for the 51% of ownership interest in Erye to be $3,000,000 cash to be paid in installments, and 3,300,000 shares of common stock valued at $0.50 per share, which amounted to a total amount of $4,650,000, effective as of December 31, 2005. The amendment resulted in an elimination of the previously recognized goodwill and equity.

Pro Forma

The following unaudited pro forma combined condensed statements of income for the period ended December 31, 2005 and 2004 have been prepared as if the acquisitions had occurred on January 1, 2005 and 2004. The pro forma information may not be indicative of the results that actually would have occurred if the merger had been in effect from and on the dates indicated or which may be obtained in the future.

	Pro Forma Statements of Income
	For the Years Ended December 31,
	2005	2004
	Unaudited	Unaudited

REVENUES	$30,948,568	$25,675,171

GROSS PROFIT	6,190,081	4,847,531

INCOME FROM OPERATIONS	2,732,674	2,155,601

NET INCOME	$984,813	$945,697

NET INCOME PER SHARE
BASIC	$0.04	$0.04
DILUTED	$0.04	$0.04

Weighted-average shares: BASIC	28,021,380	27,658,757
Weighted-average shares: DILUTED	28,634,298	27,658,757

15.
We note that for both the Hengyi and Erye acquisitions, you reevaluated the common stock value and amended the purchase agreement terms. Please explain to us how you determined the amended stock value given the fact that the stock did not begin trading on the Over-the-Counter Board until December 19, 2005 and how this accounting treatment complies with GAAP given that the fair value determined at the point in time of the acquisition is generally not able to be modified based on hindsight after the transaction. Further provide to us a detailed schedule that includes all issuances of common shares and the values assigned to each of those issuances for both annual periods and the interim period through March 31, 2006. Include any references to the specific paragraphs within the applicable authoritative literature upon which you relied in arriving at this accounting treatment.

Response:

As stated in above response to Comment 14, in determining the cost of acquired equity in Hengyi, we considered all aspect of the acquisition and weighted the consideration we paid and the assets we received. Since we got an independent appraisal report on Hengyi’s assets and liabilities and there was no quoted price of our common stock at that time, according to paragraph 23 of SFAS 141, we believed that the net fair value of assets acquired and debt assumed was more determinable and evident. The value of our equity was recognized as a residual value of total net assets we received, deducting the cash $1,600,000 we paid in installment from the total net value we received.

In determining the cost of acquired equity in Erye, we considered all aspect of the acquisition and weighted the consideration we paid and the assets we received. Since we got an independent appraisal report on Erye’s assets and liabilities and our stock was very thinly traded at that time, according to paragraph 23 of SFAS 141, we believed that the net fair value of assets acquired and debt assumed was more determinable and evident. The value of our equity was recognized as a residual value of total net assets we received, that is, deducting the cash $2,200,000 we paid in installment from the net assets we received.

We accounted for the business acquisition in conformity with SFAB 141 Business Combination. Specifically, we depended on Paragraph 20-24 in arriving at the fair value of our consideration. The fair value of our shares of common stock issued was equal to the amount of total consideration so determined deducting the amount of the cash payment. As there is no quoted price upon that point of time, we believe the fair value of assets we acquired was a reliable base to determine the fair value of our consideration paid. Otherwise the overstatement of the consideration will result in overstatement in our assets, which will be misleading.

The following list all the issuance for both annual periods and the interim period through March 31, 2006:

On March 8, 2005, the Company issued 300,000 shares of common stock to China Pharmaceutical University located in Nanjing, China, pursuant to a joint laboratory agreement and agreed to invest $36,245 into the laboratory in the next five years. Both parties to the transaction determined the value of the 300,000 shares was $30,000, that is, $0.1 per share.

On May 23, 2005, the Company issued 600,000 shares of common stock to engage Mrs. Robin Smith for consulting service. In the transaction, both parties agreed that the price per share of the common stock issued was $0.10.

On May 15, 2005, we issued 50,000 shares of common stock for consulting service. In this transaction, the shares were priced at $0.14 per share.

On June 1, 2005, we issued 65,000 shares of common stock for consulting service. In this transaction, the shares were priced at $0.40 per share.

On June 17, 2005, we issued 3,300,000 shares of our common stock to Erye’s original shareholders, which were valued at $0.5 per share.

On September 1, 2005, we issued 76,500 shares of common stock for consulting service. In this transaction, the shares were priced at $0.50 per share.

We issued totally 406,459 shares of common stock for consulting service in the period of October through December 2005. The price of the shares was determined at $0.40 per share.

In March 2006, we issued 399,820 shares of common stock to retire our debt to the holders of convertible notes; the shares were priced at $1.063

On February 2, 2006, we issued one million (1,000,000) shares of our common stock for cash of $1.000, 000, at a price of $1.00 per share.

On March 10, 2006, we issued 6,831,863 shares for $1.01 per share in cash.

Note 16 - Shareholders' Equity, page F-24

Private placement closed on December 3 L 2004 (the "Notes Private Placement"), page F24

16.
We note that in addition to the promissory notes discussed here you also issued some Series A Preferred shares in June and October 2005 and some common stock in February and March 2006. Each of these issuances included warrants in addition to the previously mentioned securities. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the securities and warrants issued in connection with the private placements should be classified as liabilities. We note that specifically the registration rights appear to create issues associated with this classification under paragraphs 14-18 of EITF 00-19 if the registration statement ceases for any reason to be effective.

Response:

Upon the respective closing date of the above mentioned three issuance, we initially recorded the warrants as equity as required by the EITF 00-19. At each subsequent balance sheet dates we reassessed the provisions in the contract on our warrants to determine whether those warrants could not be fully settled by issuance of our shares and need net-cash settlement. We also noticed that upon the issuance of the above mentioned warrants till the latest balance sheet date, the exercise prices of all of the warrants outstanding were higher than the market price, and no warrants were exercised.

Pursuant to the term sheet relating to the above mentioned warrants issued in connection with the issuance of preferred stock, the penalty provision requires,” in case registration statement is not declared effective within 120 days of the first closing, the conversion price will be reduced by 5% or $0.05 per share and the warrant amount will be increased by 5% per month for every month the shares are not registered after the 120 days. ” The first closing date was June 1, 2005, so as of October 1, 2005, the penalty provision took effect. The warrant amount was increased by 163, 500 arriving at 1,253,500. We were able to meet the obligation to issue common stock upon exercise of the warrants at that time since at that date we have sufficient authorized not issued common stock, which were then 171,383,284.

As mentioned in comments, we issued 1,000,000 and 6,831,863 shares of common stock respectively in February and March, 2006. In connection with the two issuances, we issued to the buyers of our common stock the same number of warrants as the number of common stock issued, totally 7,831,863.

At the balance sheet date of March 31, 2006, we reassess our ability to meet the obligation to all the holders of our warrants and decided that we were able to meet the obligation to issue common stock upon exercise of the warrants outstanding at that time since at that date we have sufficient authorized not issued common stock, which were then 163,151,601.

The penalty provisions on our warrants require that we should issue more numbers of warrants in case that our registration statement failed to take effect in time. There is no requirement for net cash settlement in the term sheets on the warrants. So, according to paragraph 7 of EITF Issue 00-19, it is appropriate to classify the warrants as equity instruments.

Form 10-QSB - March 3 L 2006

Notes to Consolidated Financial Statements, page 6

Note 7 - Other Assets, page 14

Long Term Note Receivable, page 15

17.
Please provide to us in disclosure type format a detailed discussion of how you determined that these balances would be collected including the general financial conditions of the counter parties.

Response:

In February 2006, we entered into three contracts to fund three new drug research and development projects conducted by two R&D technology companies. Our intention was to secure the preferred purchase rights to the completed products of those projects in the belief of the future market prospect of the products. In case a project fails or the prospect of the product turning unsatisfactory, we have the right to ask for repayment of both principle and interest, which was paid at a rate of 3% per annum or 6% if the projects fails.

We are confident that the two counterparties are in good financial condition now and no event or situations indicate that their financial conditions are deteriorating.

We have been keeping an eye on the advance of the projects and the future market prospect of the fruit of the project. We also maintain attentive at the change in the creditworthy of our debtor to fairly evaluate our long-term note receivable. Our continuing contact with our partners assures us that all the three projects are progressing as scheduled.

When any of these projects fails, we will ask the respective debtor to repay the corresponding loan. We will also ask for repayment if we conclude that the outcome of the projects will not meet our expectation, either in term of market prospect or technological advantage.

Note 8 - Related Parties Transactions, page 15

18.
Please provide us in disclosure type format a discussion of the terms and manner of settlement for all material related party transactions in accordance with SFAS 57. Also tell us what resulted in the new "Long Term Other Receivables Related Parties" discussed on page 16.

Response:

We have revised the Note 8 - Related Parties Transaction as the following:

Note 8- RELATED PARTIES TRANSACTIONS

Other Receivables - Related Parties

Subsidiary	Amount	Due From	Term	Manner of Settlement

Erye	$202,176	Erye Jingmao	short term	To be received in cash
Keyuan	41,184	Shareholder of Keyuan	short term	To be received in cash
Sintofarm	86,618	Shareholder of Sintofarm	short term	To be received in cash
CBC	162,460	Advance to Shareholders	short term	To be received in cash
Total	$492,438

As of March 31, 2006, total receivables due from related parties were $492,438.

Accounts Payable - Related Parties

Subsidiary	Amount	Due to	Term	Manner of Settle

Erye	$1,767,621	Erye Jingmao, Hainan Kaiye, and	Short term	To be paid in cash
		Suzhou Wanqing
Hengyi	25,420	Suzhou Wanqing	short term	to be paid in cash
Sintofarm	218,062	Wujiang Hengyi	short term	to be paid in cash
Total	$2,011,103

As of March 31, 2006, total accounts payable due to related parties was $2,011,103

Other Payable - Related Parties

Subsidiary	Amount	Due to	Nature	Term	Manner of Settle

Erye and Hengyi	$1,184,209	Erye Jingmao, Suzhou Wanqing	Purchase and sales	Short term	to be paid in cash

Long Term Other Receivables - Related Parties

Subsidiary	Amount	Due From	Term	Manner of Settle	Nature

Hengyi	1,251,792	Shareholders of Hengyi	Long-term	To be received in cash in three installments	Hengyi’s two individual shareholders, Zhu Gang & Zhou Fuying borrowed $1,251,792 from Hengyi.

As of March 31, 2006, total long term receivables due from related parties were　$1,251,792.

Long Term Debt - Related Parties

Subsidiary	Amount	Due to	Nature	Term	Manner of Settle

Erye	$288,930	Erye Jingmao	Merger transaction	Long term	to be paid in cash in five years

As of March 31, 2006, the Company’s subsidiary Erye had a remaining outstanding　payable to Erye Jingmao Limited ("Jingmao") in the amount of $288,930. Jingmao　acquired Erye’s assets of $1,810,958 and assumed Erye’s debt of $2,226,690.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 8610-8525-1616 or Howard H.Jiang, the Company’s Legal Counsel, at (212) 891-3982.

Very truly yours,

/s/ Chris Mao Peng
Chief Executive Officer